[Fenwick & West LLP]

May 3, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:	H. Roger Schwall Assistant Director

Re:	Diamond Foods, Inc. Form S-1 filed on March 25, 2005 File No. 333-123576 (the “Form S-1”) Form S-4 filed on March 25, 2005 File No. 333-123574 (the “Form S-4”)

Ladies and Gentlemen:

     On behalf of Diamond Foods, Inc. and Diamond Walnut Growers, Inc. (collectively, “Diamond Foods”), we are responding to each of the numbered comments of the Staff of the Commission, contained in your letter dated April 25, 2005. Please be advised that Diamond Foods has filed Amendment No. 1 to each of the above referenced registration statements contemporaneously with this letter (collectively, the “Amendments”). The Amendments reflect Diamond Foods’ responses to the Staff’s comments related to the above referenced registration statements.

     We are also submitting a separate letter responding to Staff comment no. 21 and requesting confidential treatment pursuant to Regulation 200.83 of the Rules and Practice of the Commission (17 C.F.R. §200.83). Additionally, counsel for the underwriters will be submitting supplemental documentation requested orally by the Staff in connection with our discussion with the Staff regarding comment no. 34.

     For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth the text of the Staff’s comment before each response.

Securities and Exchange Commission
May 3, 2005

Forms S-1 and S-4

General

1. Where comments on a section that appears in one registration statement also could apply to disclosure that appears elsewhere in the document or in the other registration statement, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

     We have revised the Form S-1 and the Form S-4 as requested.

2. Update the documents to provide the latest available information. For example, please update the information regarding the status of your application for quotation on the Nasdaq National Market, as well as the date by which you “expect” to complete the conversion.

     We have updated information in the Form S-1 and the Form S-4 as requested. For example, please refer to the cover page and page 70 of the amended prospectus and pages 103 and 104 of the amended disclosure statement.

3. Fill in all information you currently omit. For example, you must identify any new directors or nominees when their identities become known. You need to identify how long your directors and nominees have served as directors. You need to cover all employment in the five year period, for example in the sketch you provide for Mr. Warren. And you should eliminate blanks where they currently appear in your documents, such as at pages 66 and 67 of the Form S-1 and page 95 of the Form S-4.

     We have added disclosure in the Form S-1 and the Form S-4 as requested. For example, please refer to pages 48, 69 and 70 of the amended prospectus and pages 82, 103 and 104 of the amended disclosure statement. Some information is still omitted in the Amendments, and we will add disclosure in future filings to address the Staff’s comment. Where employment histories of Diamond’s officers and directors includes a gap, the individuals were not employed during those periods. Diamond Foods respectfully submits that further disclosure is unnecessary in this case because it would not add to a reader’s understanding of the individual’s employment experience and it is reasonable to assume that a reader would infer that the individual was not working during the gap period.

4. We will need time to review all omitted exhibits, including the opinions of counsel, form of proxy and “conversion election form.” You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

     We have filed the requested documents as exhibits to the Amendments. We intend to file Exhibit No. 1.01 in the next amendment to the Form S-1.

5. Throughout the Form S-1 and S-4 disclosure, you make reference to the 606,460 shares of restricted stock that will be awarded to executive officers under the 2005 Equity

Securities and Exchange Commission
May 3, 2005

Incentive Plan for a “nominal price” concurrently with the completion of the IPO. Revise this disclosure to disclose the nominal price or the basis upon which such price will be determined and the possible discount this will represent to the IPO price as currently estimated. Also, please provide the disclosure required by Item 506 of Regulation S-K with respect to dilution and the impact to investors as a result of the share issuances to insiders of the company. We may have further comments.

     We have revised the Form S-1 and the Form S-4 as requested, including identifying the purchase price of the restricted stock as $0.001 per share and adding a new section captioned “Dilution” on page 18 of the amended prospectus.

6. Explain in context technical or industry terms like “patronage”, “patronage business” and “non-patronage business” at first usage.

     We have added explanatory disclosure in the Form S-1 and the Form S-4 as requested. Please refer to pages 5, 20 and 27 of the amended prospectus and pages 52 and 59 of the amended disclosure statement.

7. The suggestion that the disclosure “is accurate only as of the date on the front cover” is inappropriate. Please revise to remove this suggestion.

     We have revised the disclosure as requested. Please refer to the table of contents of the amended prospectus and the amended disclosure statement.

8. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.

     We note the Staff’s comment, and in future filings Diamond Foods will update its financial statements as required by Rule 3-12 of Regulation S-X.

9. Please insert bold vertical lines to separate audited information from unaudited information wherever financial statements or charts are presented.

     We have revised the financial disclosures as requested.

10. Provide updated consents from your independent accountants in the next amendment.

     We have filed as Exhibit 23.02 an updated consent of Deloitte & Touche LLP with each of the Amendments, and in future filings we will file updated consents, if appropriate.

Summary Consolidated Financial Data

11. Eliminate the “Supplemental condensed financial information” for 2003 and 2002 and identify the 2004 information as “pro forma.” Information regarding what your margins might have been in 2003 and 2002 after adjustments for estimated purchase costs of walnut inventories and full income tax expense as if you had been a public for-profit company in

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May 3, 2005

those years should be limited to the Business and/or Management’s Discussion and Analysis sections.

     We have revised the Form S-1 and Form S-4 as requested.

12. Move the “balance sheet data” directly below the “statement of net proceeds data” and before the “other data.”

     We have revised the Form S-1 and the Form S-4 as requested.

Unaudited Pro Forma Condensed Financial Statements

13. Please add disclosure that explains why you do not believe it appropriate to provide a pro forma condensed statement of operations for the interim period ended January 31, 2005. Also add disclosure explaining why it is inappropriate to adjust the inventory balance in your pro forma balance sheet at January 31, 2005.

     We have added the requested disclosure. Please refer to page 53 of the amended prospectus and page 53 of the amended disclosure statement.

14. Please disclose the average price and quantity of walnuts used by you to determine estimated walnut acquisition costs for each period presented.

     We have added the requested disclosure; please refer to pages 6, 25 and 32 of the amended prospectus and pages 57 and 63 of the amended disclosure statement.

15. Tell us how you arrived at 12,666,667 shares used for calculating pro forma net income per share. In this regard, also support your conclusion not to include restricted stock grants to be granted to management upon the effectiveness of your offering.

     Shares of 12,666,667 used to calculate pro forma net income per share were arrived at as follows:

•	6,726,874 shares to be issued to members in connection with the conversion;

•	5,333,333 shares to be issued to new investors in the initial public offering; and

•	606,460 shares expected to be granted to directors and executive officers of Diamond Foods and members of the Diamond Foods Grower Advisory Board upon the effectiveness of the Form S-1.

     We have assumed that members will elect to receive cash in lieu of shares in connection with the conversion. If no members make this election, the number of shares issued to members in connection with the conversion will be 8,060,207. The adjusted number does not exclude the restricted stock grants to be granted to management upon the effectiveness of the Form S-1.

Securities and Exchange Commission
May 3, 2005

16. We note a line item of $2.1 million for an investment in CoBank. The notes to the unaudited financial statements do not adequately explain what this investment is, nor do you identify Co-Bank in the Liquidity and Capital Resources discussion of MD&A. Please revise your disclosure to explain in greater detail, what this investment consists of. We may have further comments.

     We have revised the Form S-1 and the Form S-4 as requested; please refer to page 33 of the amended prospectus and page 64 of the amended disclosure statement.

Management’s Discussion of Analysis and Financial Condition and Results of Operations

Supplemental Financial Information

17. Clearly identify in the header of your chart that the figures provided are unaudited and pro forma. Additionally, provide the average price and quantity of walnuts used by you to determine estimated walnut acquisition costs for each period presented. Please review your current presentation for conformity with the related instructions provided to you in our letter dated February 25, 2005, for other required disclosure.

     We have revised the Form S-1 and the Form S-4 as requested; please refer to pages 31 and 32 of the amended prospectus and page 63 of the amended disclosure statement. Diamond Foods confirms that it has reviewed its current presentation in the Form S-1 and Form S-4 for conformity with the related instructions provided in your letter referenced above.

18. Please tell us why you do not believe inventory valuation is a critical accounting policy.

     The Form S-1 and the Form S-4 has been revised to include inventory valuation as a critical accounting policy; please refer to page 34 of the amended prospectus and page 66 of the amended disclosure statement.

Historical Financial Statements

Consolidated Statements of Cash Flows, page F-6

19. Please present additions to long-term obligations separate from payments of long-term obligations. Refer to FAS 95, paragraph 31.

     We have revised the Form S-1 and the Form S-4 as requested; please refer to page F-6 of both the amended prospectus and the amended disclosure statement.

Securities and Exchange Commission
May 3, 2005

Note 1 — Business and Significant Accounting Policies, page F-7

Slotting and Other Contractual Arrangements, page F-9

20. Tell us why you believe it is appropriate to characterize slotting fee payments as expense rather than as a reduction of revenue. Please discuss the specific accounting literature upon which you relied.

     Historically, and in the Form S-1 and Form S-4, Diamond Foods has accounted for slotting fees as a reduction of revenue, rather than as an expense; we clarified the disclosure in the amended prospectus and amended disclosure statement. See Note 1 to the notes to Diamond Foods’ consolidated financial statements contained in the Amendments.

Note 6 — Segment Disclosures, page F-13

21. Supplementally support your conclusion that you operate in a single segment. Please provide us with your detailed analysis. This would include your analysis of whether your business is comprised of multiple operating segments meeting the definition provided in FAS 131, paragraph 10 and, if so, how those operating segments meet the aggregation criteria described in paragraph 17. Submit to us all reports, financial summaries, schedules and information memoranda given, during the fourth quarter of your most recently completed fiscal year and during your most recent quarter, to your chief operating decision makers and board members who are responsible for allocating resources and assessing performance of the enterprise. Identify the frequency with which each of these documents is prepared and to whom they are delivered. Provide us with an organizational chart showing all personnel involved in managing your organization at the executive and senior executive levels, indicating the name of the employee and job function.

     In February 2005, Diamond Foods analyzed whether its business had multiple operating segments. Diamond Foods’ analysis and its conclusions are as follows:

Diamond Walnut Growers, Inc. (“Diamond”) internally reports certain operating information for Diamond Walnut Growers (patronage activity) (“DWG”), Diamond Nut Company (nonpatronage activity) (“DNC”) and Diamond of Europe. Such information is included in the consolidated monthly financial statements of Diamond of California. The financial reporting question is whether any of these units, or some other aggregation of business units, are “operating segments” under the definitions in Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information”. If any do meet the segment criteria, certain separate disclosures are required for each segment, unless the segments qualify for aggregation under provisions of the standard.

BACKGROUND: Diamond processes and markets walnuts grown by its members and returns to those grower-members the net proceeds from walnut sales, less costs and expenses, in proportion to the quantity or value of walnuts each member delivers to Diamond. The processing and marketing of walnuts on behalf of Diamond members is patronage business, as defined in Paragraph 2 of AICPA Statement of Position 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives.” Diamond’s patronage business is undertaken by and for members pursuant to provisions of the California Food and Agricultural Code and the U.S. Internal Revenue Code governing cooperatives. As a result, the patronage business receives certain tax and operating

Securities and Exchange Commission
May 3, 2005

benefits and, conversely, is subject to certain operating limitations. In recent years, Diamond has also purchased a wide variety of nuts other than walnuts and has processed, packaged and sold many different nut products. Many of our products include both walnuts and other varieties of nuts. Our “other nut product” business is distinguished from our walnut business activity (patronage), and is characterized as non-patronage business.

Diamond tracks the income for the patronage business solely for the purpose of determining payment of the net proceeds to members from the sale of the walnuts, to support Diamond’s qualification as a cooperative association and preparation of required federal and state income tax returns.

ANALYSIS: Paragraph 10 of FAS 131 defines an operating segment as a component of an enterprise:

a. “That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance, and

c. For which discrete financial information is available”.

Furthermore, Paragraph 12 defines the enterprise’s chief operating decision maker as: “... a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.” In the case of Diamond, the enterprise’s chief operating decision maker as defined above consists of the President/CEO and the COO, supported by members of senior management. Please refer to the attached organizational chart of executives for additional detail (Attachment 1). The CEO and COO each receive monthly financial statements and other financial reports including daily sales reports. Please refer to the attached copies of reports for the fiscal year ended July 31, 2004 (Attachments 2 to 4).

In addition, various financial reports are provided to the Board of Directors. These include Quarterly Financial Statements, an Annual Budget and request for capital expenditures in excess of $250,000. Please find attached examples from the June 2004 Board of Directors meeting of the Quarterly Financial Statements for the period ending April 30, 2004 (Attachment 5), the Annual Budget for Fiscal 2005 (Attachment 6) and a capital expenditure request to expand the plant facility (Attachment 7). In other months, the President/CEO will send to the Board a monthly update, which contains key financial performance indicators. Please refer to Attachment 8 as the most recent example of these monthly reports.

The documents referred to above are regularly prepared, thus meeting the criteria of Paragraph 10, (a) and (c) noted above. However, the question of whether or not any units of Diamond satisfy the criteria of Paragraph 10 (b) requires further consideration. A consideration in this regard is to consider the format for reporting in Diamond’s statement of operations (Attachments 2 or 5). Following are comments on each major line item in Diamond’s regularly prepared financial statements that are provided to Diamond’s “chief operating decision maker.”

Securities and Exchange Commission
May 3, 2005

Gross Sales – Referring to the organizational chart (Attachment 1), we have three Vice Presidents in charge of our three major sales channels; North American Retail, US Ingredient/Foodservice and International. In each case, these Vice Presidents develop forecasts measured only on the basis of gross sales. Each division offers both patronage and nonpatronage products to customers in those respective channels. Sales force deployment into channels is driven by marketplace opportunities without regard to patronage or nonpatronage activity.

Promotion – A significant use of Diamond’s financial resources is marketing support for its products, including various promotional funds paid to customers. Consistent with our accounting and reporting of sales information, both forecast and actual, these costs are tracked and reported by our three channels, without regard to identification of patronage or nonpatronage activity. Decisions to increase or decrease use of promotion funds are driven by market considerations without regard to nonpatronage or patronage product differentiation.

Processing, Packaging and Distribution Costs – This is the largest single expenditure for Diamond, thus the largest use of our financial resources. These costs are forecasted and measured in a variety of ways for different purposes, without regard to patronage or nonpatronage activity. Packing and other equipment is often used for both patronage and nonpatronage products, and related costs are not segregated by patronage and nonpatronage activity. The analysis of the return on investment to purchase new equipment measures the expected returns from the expenditure without regard to its use in patronage or nonpatronage activity. Decisions as to plant staffing are made based on the production plan in total, without separately distinguishing patronage and nonpatronage activity, as are expenses for such items as utilities, freight and storage.

Selling, Administrative, Advertising and Interest Costs – These costs are allocated to patronage and nonpatronage principally for tax and crop pool accounting purposes. These costs are budgeted and reported monthly to the enterprise’s chief operating decision maker on a combined basis comparing actual costs to budgets. There is no separate staff or facilities for patronage versus nonpatronage activities. Advertising budgets are developed based on brand or product line and are not based on patronage or nonpatronage business activity. Interest is allocated between the entities for tax reporting purposes only.

Bonuses – Diamond’s bonus pool is impacted, in part, if net proceeds paid out to members by Diamond are more than the field price for walnuts in any given year. However, individual bonuses paid to certain Diamond personnel are based on objectives set for those individuals that do not distinguish between patronage and nonpatronage business activity.

Segment Manager – Diamond has no single person or group of people ( “segment manager”), as defined in paragraph 14 of the standard, that has responsibility for the operations or profitability of the patronage or nonpatronage business.

Other Required Segment Reporting – As noted above, Diamond tracks sales in three separate channels; North American Retail, US Ingredient/Foodservice and International. The financial statements and other reports provided to the enterprise’s chief operating decision maker do not report cost of goods sold, or operating costs for these channels. Only net sales are reported. Paragraph 10 requires discrete reporting for the enterprise’s chief operating decision maker to be able to make decisions about the segment, including allocating resources and assessing performance. As demonstrated by the attached financial reports, profitability and resource decisions are made on a company-wide basis. There

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May 3, 2005

are no discrete reports prepared or available that report results of operations for any of these three channels. Additionally, the Vice Presidents for North American Retail, US Ingredient/Foodservice and International are responsible for sales only, and not bottom line channel profitability. Their performance is not assessed by the chief operating decision maker based on a bottom line contribution. There is no segment manager as defined in Paragraph 14. For these reasons, these channels of sales activity do not qualify as “operating segments” under the standard, and no segment reporting by sales channels is required.

Enterprise-Wide Disclosures – Paragraphs 36, 37, 38 and 39 require companies to report certain information regarding revenues to foreign countries, major customers and revenues from significant products or groups of products. Diamond believes these required disclosures are included in the financial statements previously filed as part of the registration statements.

CONCLUSION — Based on Diamond’s analysis of FASB No. 131, as summarized above, Diamond’s chief operating decision maker does not make decisions about resources to be allocated to patronage and nonpatronage business activities, or assess the performance of patronage and nonpatronage business activities, as separate components of Diamond, as required by paragraph 10 (b) of FASB No. 131. Thus, neither of these units qualify as a separate operating segment, as defined in the standard. Accordingly, we believe Diamond has only one operating segment and additional segment reporting beyond what has been previously included in the registration statements filed is not required.

References to attachments referred to in the text above refer to the materials supplementally provided to the Staff pursuant to its request, which are the subject of a separate letter seeking confidential treatment.

Form S-1

Prospectus Summary, page 1

22. Provide us with objective support for subjective/comparative statements you make throughout your disclosure. Also clarify in context what terms like “leading” signify. It appears that you use the term with more than one connotation. Clarify in each case whether you intend it to refer to market share or some other measurement standard. This is not a complete list, but examples of assertions that require support or further clarification include the following:

(a)	“we are the leading domestic and international marketer of a broad range of culinary nuts” (where you fail to discuss your international market share);

(b)	“Diamond California is the leading brand of culinary and in shell nuts in the United States;” and

(c)	“we are the leading innovator of nut products...”

Unless you can provide objective supplemental support for statements, including your market share and market growth forecasts, this type of language and terminology

Securities and Exchange Commission
May 3, 2005

generally is not appropriate. Additional examples of subjective language or statements attributed to unnamed third parties include the following:

(d)	the fat in nuts “is beneficial unsaturated fat, which has been demonstrated to lower cholesterol;”

(e)	omega-3 “has been shown to help reduce cholesterol, blood pressure and the risk of heart disease” (more complete disclosure would address who demonstrated this and whether there are other studies that suggest otherwise);

(f)	the company is “associated with reliably high-quality, healthy products” (it is unclear who makes this association); and

(g)	“our advanced processing capabilities differentiate us from our competition by allowing us to offer higher quality and more innovative products.”

     We have revised the Form S-1 and the Form S-4 as requested to clarify the use of the term “leading.” We have supplementally provided the Staff with materials that support the statements made throughout the Form S-1 and Form S-4 that are attributed to third parties or are not attributed to anyone in particular.

     Diamond Foods claims in the Form S-1 and the Form S-4 that its brand is associated with reliably high-quality, healthy products are based on, among other things, positive customer feedback, the low incidence of product recalls or returns associated with Diamond Foods products and health benefits of Diamond Foods products. We believe this statement and statements like it are appropriately balanced with disclosure in the Risk Factors section of the amended prospectus and amended disclosure statement.

23. Provide a concise and balanced summary of the material information you disclose elsewhere. If you emphasize your strategy and strengths, balance that with the attendant risks, drawbacks and challenges you face.

     We have added the requested disclosure; please refer to page 3 of the amended prospectus.

24. Eliminate repetition in this section and elsewhere. For example, you mention at both pages 1 and 2 that you are the “leading brand” of culinary nuts with a market share more than three times that of your nearest competitor.

     We have revised the Form S-1 as requested, eliminating repetitive disclosure where appropriate.

Securities and Exchange Commission
May 3, 2005

Liquidity and Capital Resources, page 31

25. Provide a more complete discussion of the timetable during which you expect your funds to be sufficient, rather than only through July 31. If you are unable to include this information, describe in necessary detail the reasons for your uncertainty in that regard. We note the disclosure in the first sentence in the Risk Factor captioned “Our ability to raise capital.” We may have additional comments.

     We have revised the Form S-1; please refer to page 33 of the amended prospectus.

Business, page 36

26. Explain what significance “all commodity value” has and why you cite it at page 36. Provide us with all reports to which you refer, and explain whether any numbers or findings you cite are contained in reports you funded or were performed by organizations with which you are affiliated. We may have additional comments.

     We have revised the disclosure to eliminate the acronym “ACV” in the term “all commodity volume weighted distribution.” All commodity volume weighted distribution in the United States provides an indication of whether a product is in distribution in U.S. stores with high sales volumes. We have used this term because we believe it is the best measure of product distribution for purposes of evaluating Diamond Foods’ business.

     All commodity volume weighted distribution in the United States for a product or group of products is the quotient of (x) the sum of the total dollar volume for all goods sold through all U.S. stores that sold at least one unit of that product or one unit of one product within that group of products during a period of time, divided by (y) the sum of the total dollar volume for all goods sold through all U.S. stores during the same period of time. All commodity volume weighted distribution is tracked and reported by third-party retail industry analysts and is widely used within the retail industry because it provides greater insight into the quality of product distribution than the percentage of U.S. stores in which a product is available. For example, a product sold in 95% of all U.S. stores would seem to have extraordinary distribution, but if the stores representing the other 5% represented 30% of all U.S. store sales volume (e.g., Wal-Mart and Sam’s Club), the 95% distribution figure would be misleading.

     We have provided supplementally all third-party reports referred to in the Form S-1 and the Form S-4. Diamond Foods submits that none of the numbers or findings contained in third-party reports cited in the Form S-1 and Form S-4 were performed by organizations with which Diamond Foods is affiliated.

27. Disclose in a new appropriately captioned subsection in the Management section, the composition, function and purpose of the Grower Executive Council that you cite at page 61. Also make clear where you discuss the Council that it will be comprised of all directors who will not continue as directors. Disclose in necessary detail, including quantification, the compensation and benefits members of the Council will receive.

Securities and Exchange Commission
May 3, 2005

     We have added the requested disclosure; please refer to pages 51 and 52 of the amended prospectus and page 86 of the amended disclosure statement. Please note that we have deleted similar disclosure on page 63 of the amended prospectus and page 97 of the amended disclosure statement.

Shares Eligible for Future Sale, page 68

28. At page 5 of the Form S-4, you indicate that your advisors “have recommended these restrictions .... to promote an orderly initial trading market” for your shares. But in the fourth paragraph of this section, you indicate that the underwriters may in their sole discretion at any time and without notice release all of the shares subject to the lock-ups. Advise us whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the shares from the lock-ups prior to the expiration of the corresponding period. And emphasize in the Risk Factors discussion the discretionary power to release all such “locked-up” shares.

     Diamond Foods advises the Staff that there are no agreements, understandings or intentions, tacit or explicit, to release any of the shares from the lock-ups prior to the expiration of the corresponding period. We have revised the Form S-1 and the Form S-4 as requested.

Plan of Distribution, page 71

29. We note that your underwriters will engage in an electronic offer, sale or distribution of the shares. Please describe their procedures to us supplementally. Please consult Release Nos. 33-7233 and 33-7289 for guidance. Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. We may have further comments.

     Merrill Lynch has informed Diamond Foods that it has two electronic systems in place, “i-Deal” and “IPO Center.” Additionally, Harris Nesbitt has informed Diamond Foods that it maintains an electronic system called “Harrisdirect.” Kristina Schillinger, Esq. of the Commission has reviewed the procedures of both Merrill Lynch and Harris Nesbitt. Merrill Lynch and Harris Nesbitt continue to employ the same procedures as those reviewed by Ms. Schillinger.

30. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

     The underwriters have advised Diamond Foods that they have no arrangements with a third party to host or access the preliminary prospectus on the Internet.

Securities and Exchange Commission
May 3, 2005

Form S-4

General

31. It appears that the planned initial public offering that is a condition to the conversion contains no minimum size, per share price or net proceeds provisions. But you do not adequately emphasize this substantial uncertainty and risk on the cover page and throughout the materials. You suggest at page 24 that “even if we complete” the IPO below the ranges you disclose, you “will not be required to, and we do not intend to, resolicit votes approving the conversion.”

(a)	Recast the disclosure throughout to apprise members of the risks that would result should the IPO go forward despite only resulting in nominal proceeds and a nominal per-share price.

(b)	Make clear that members should vote assuming that the IPO obtains only nominal proceeds, including the ramifications on all calculations and the implied value of the shares they would receive.

(c)	We will address other related issues on this subject in several comments that follow below, but we may have additional comments once we review the new responsive disclosure you provide.

     We have revised the Form S-4 to highlight the uncertainty and risk over the pricing in the initial public offering, including the fact that the initial public offering price might be lower or higher than the stated $14 to $16 price range, and the fact that Diamond Foods has not set any minimum price for the initial public offering and does not intend to solicit member approval of any offering below any particular price.

     Diamond Foods understands the Staff’s concerns in this comment; however, its Board of Directors has determined not to establish any minimum price below which it would not sell Diamond Foods shares in the initial public offering and instead to determine the price at the time of the offering. As the Staff is aware, the Board of Directors of Diamond Foods is bound by its fiduciary duties in determining the initial public offering price. We have added disclosure to this effect in the amended disclosure statement. Diamond Foods respectfully submits that it is appropriate to disclose the scenario that the Board believes is most likely – the scenario in which the initial public offering is priced within the $14 to $16 per share price. In response to the Staff’s comment, Diamond Foods has revised the S-4 throughout to indicate that the results to the members and to Diamond Foods would be different if the initial public offering price is outside of the range. The changes are included in the Questions and Answers, the Risk Factors and the Plan of Conversion sections. In the Plan of Conversion section, Diamond Foods has also included a chart that shows the range of net proceeds from the initial public offering, the amount of cash available to be distributed to the members, the net proceeds retained by Diamond Foods, and the value of shares distributed to members, based on a range of different prices for Diamond Foods common stock. This chart illustrates not only what the Board of Directors feels is the most likely scenario, but also the results if the initial public offering price is higher or lower than anticipated.

Securities and Exchange Commission
May 3, 2005

Diamond Foods has also included, throughout the Form S-4, disclosure that explains how a reduction in the number of shares sold would affect the results to members and Diamond Foods.

32. Explain why you believe you would not be required to resolicit the vote in the event that you conduct the initial public offering at a different price or size than you disclose. It is unclear how you believe your members would be able to make an informed investment decision under those circumstances. We may have additional comments.

     Diamond Foods submits that it should not be required to resolicit member approval of the conversion because, if the conversion is approved, the members will have approved it with full knowledge of the possibility that the initial public offering price and number of shares offered in the initial public offering may be outside the estimated price range specified in the disclosure statement/prospectus. We believe that members’ decisions will be based on full disclosure because we have made clear the linkage between the conversion and the initial public offering (they are mutually dependent); we have stated Diamond Foods’ current best estimate of the price range of the initial public offering ($14.00 to $16.00); we have emphasized that there is no minimum price in the offering, as the Staff requested; and Diamond Foods intends to circulate the disclosure statement to all members well in advance of the member meeting, and to hold informational meetings to ensure that all members have an opportunity to clarify any information that may affect their investment decision. Diamond Foods believes these steps will help ensure that member approval, if any, is based on knowing and full disclosure. If the members do not wish to approve the conversion without a minimum price condition on the initial public offering, they may vote against the conversion.

     Diamond Foods also believes that to market the initial public offering successfully it must first obtain members consent to the conversion. Potential investors in the initial public offering are not likely to devote time to analyzing this investment opportunity if they do not know the members have approved the conversion. So consent must be obtained in advance, and the initial public offering price will be subject to market conditions after member consent is obtained. Diamond Foods believes that members are capable of understanding this potential risk and of making an informed decision to approve the transaction. The delay associated with any resolicitation could jeopardize a transaction that members would have approved and benefited from, potentially resulting in consequences that are not in the best interests of members.

     Diamond Foods also believes that it is not in the best interests of Diamond Foods or its members to set a fixed minimum price in advance, other than the price range permitted by the rules of the Commission. If it were to set the price too high, then it would be required to interrupt its initial public offering efforts for a re-solicitation period of several weeks – in which time the interest in the initial public offering might decline. If it were to set the price too low, then it would risk negotiating against itself with new investors in the initial public offering, who would bid against the minimum price rather than the estimated price range shown in the preliminary prospectus associated with the offering. The result in the first case would be to make any offering less likely to happen; the result in the second case would be that the proceeds to Diamond Foods and members could be reduced. Both scenarios are detrimental to members, and both are avoidable if members approve the conversion transaction regardless of the initial public offering price. As a result, the Board of Directors determined not to condition the conversion on any specific minimum price. In doing so, members must place their trust in the Board of Directors properly exercising its fiduciary duty in pricing the initial public offering, which is not unreasonable.

Securities and Exchange Commission
May 3, 2005

33. Substantially enhance your presentation of the consideration members will receive to provide simple but complete illustrative examples. Ensure that your tabular presentations provide the possible minimum proceeds scenarios, various possibilities regarding the amount of cash chosen, as well as an explanation of why you have chosen particular data points or made certain assumptions. For example, absent improved disclosure, the table at page 23 — including the unexplained entries at column l — does not appear useful. Similarly the cover page references to “estimated value” and “average value” appear inappropriate given the substantial uncertainty with regard to the actual size and nature of the IPO. We may have additional comments.

     We have revised the Form S-4 as requested; please refer to the discussion on page 24 through 27 in the amended disclosure statement. We have eliminated the references to value on the cover page to the amended disclosure statement.

34. Include a new detailed section in which you describe the background of the proposed conversion. See generally Item 4 of Form S-4. Disclose how this idea developed, what other transactions have been considered and why each was rejected and why the board is recommending this particular transaction at this point in time. We may have additional comments.

     We have expanded disclosure in the Form S-4 as requested, including complying with the oral comments of the Staff; for example, please refer to pages 4 and 27 through 30 of the amended disclosure statement. Counsel for the underwriters has submitted supplementally to the Staff the report of Merrill Lynch referred to on page 29, as orally requested.

35. Provide the information required by Item 2 of Form S-4 on the inside front cover page.

     We have revised the Form S-4 as requested.

36. Consistent with the requirements of Item 6 of Form S-4, please provide a description of the Marketing Agreement.

     We have revised the Form S-4 as requested; please refer to pages 5 and 44 of the amended disclosure statement.

37. Provide us with all materials you have distributed or used at the Grower/DAC meetings, and identify any that have not yet been filed via EDGAR. We may have further comments.

     As requested, we have provided a supplemental copy of the materials used at each of the grower meetings and district advisory council meetings held in April 2005. District advisory council meetings, and meetings with members, took place on April 11th, 12th and 14th. The district advisory council meetings were regular meetings scheduled in advance at which the councils conducted regular business. Diamond Foods distributed no materials at those meetings. Diamond Foods meets with its members periodically to update them on the business. Diamond Foods chose to use these forums both to update members on the business and to introduce the

Securities and Exchange Commission
May 3, 2005

conversion as outlined in the Form S-4 and the presentation materials filed under Rule 165. In order to differentiate the business presentation and the conversion-related presentation, the company presented all business information before dinner, and all conversion information after dinner.

     At each of grower meetings and the district advisory council meetings, Diamond Foods management presented a series of slides explaining certain basic aspects of the conversion and initial public offering. These materials were filed under Rule 165 and are consistent with material in the Form S-4. In addition, at various times before and during the business review portion of the grower meetings, Diamond Foods management showed videos and presented PowerPoint slides related to the business. The videos and business results PowerPoint slides were not filed with the Commission because they are not related to the solicitation of proxies or offers of Diamond Foods common stock. We have provided supplementally copies of the videos and PowerPoint presentation from the business portion of the grower meetings that were not filed under Rule 165.

     Diamond Foods acknowledges the Staff’s request that it provide the Staff with copies in advance of any materials to be used at the informational meetings after the disclosure statement/prospectus has been circulated, and will comply with that request.

Questions and Answers (“Q&As”)

Q.3 What does this conversion mean..., page 1

38. Disclose specifically how the purchase price will be established or the reference points that will be used to determine the prices to be paid under the Walnut Purchase Agreements.

     We have revised the Form S-4 as requested.

39. Please add another question that more specifically addresses the differences in the terms and conditions of between the Marketing Agreement and the proposed Walnut Purchase Agreement. Disclose, as done on page 28, the consequences of failing to elect to enter into such agreements by the date established by the company. Supplementally, inform us of the other market options available to current co-op member walnut growers who choose not to sell their product to you. What other purchasers exist in the California market that could be reasonably accessed current member growers? We may have further comments.

     We have revised the Form S-4 as requested. Diamond Foods supplementally advises the Staff that current members who choose not to enter into a Walnut Purchase Agreement with Diamond Foods following the conversion have a number of alternative walnut marketers available to them. The Walnut Marketing Board and California Walnut Commission keeps a list of walnut handlers on their website at http://www.walnuts.org/growers/gro_handlist.asp. A copy of this list has been provided supplementally to the Staff. This list references over 30 other walnut handlers and processors. Diamond Growers members choosing not to continue to

Securities and Exchange Commission
May 3, 2005

deliver their walnuts to Diamond Foods following the conversion may choose to deal with any of these handlers or pursue relationships with out of state walnut handlers.

40. Provide us with supplemental support and an explanation for the disclosure in the last paragraph on page 1.

     The lenders referred to in the statement referred to in the Staff’s comment have surrendered their rights; please refer to Exhibit Nos. 10.24 and 10.25.

Q.6- How will we determine the amount of cash..., page 2

41. We note the disclosure on page 28 in which you disclose that the amount of cash available for distribution could be reduced by the amount of cash paid to shareholders who successfully assert dissenter’s rights under California law. Revise your response and similar disclosure throughout to indicate, as done in Answer 24, that successful assertion of dissenters’ rights could also reduce the amount of cash available for distribution.

     We have revised the Form S-4 as requested.

Q.26- Do the directors and officers..., page 7

42. Revise the disclosure here and elsewhere in the prospectus to specify the “favorable prices” or “nominal prices” that executive officers will pay for shares of restricted stock granted under the 2005 Equity Incentive Plan.

     We have revised the Form S-4 as requested.

Q.31- What are the material tax consequences..., page 8

43. Do not state that the reader “should consult” with its advisors. You may recommend that course of action.

     We have revised the Form S-4 as requested.

     Solicitation of Proxies, page 21

44. We note that you may employ various methods to solicit proxies, including telephone, telegram and “electronic means”. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on web sites and chat rooms. Refer to Proxy Rule 14a-6(b) and (c).

     Diamond Foods confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on web sites and chat rooms.

Securities and Exchange Commission
May 3, 2005

Risk Factors

45. Eliminate language that mitigates the risk you present, including “Although we have presented estimates, etc.” and the first sentence under “Our Ability to Raise Capital.” Instead state the risk and potential harm succinctly. Similarly, eliminate suggestions that you cannot be certain or cannot assure a particular outcome, instead focusing on the risk that would result.

     We have revised the Form S-1 and Form S-4 as requested.

46. Include separate risk factors to address distinct risks you face. Examples include those related to your substantial indebtedness, risks that apply to particular countries in which you conduct material business, changes to your financial statement presentation and any risks related to the structure of your business post-conversion. The third paragraph of the first risk factor should appear as a separate risk factor.

     After careful review of the Risk Factors section, Diamond Foods believes it has provided separate risk factors to address the risks it faces. We have revised the Form S-4 as requested to make the third paragraph of the first risk factor a separate risk factor.

Background of the Conversion, page 24

47. Given that the terms of the Conversion Agreement permit the board to approve an IPO, even if the shares are sold for a price less than the range specified, please provide, on a supplemental basis, the basis for the valuation of the company and price range suggested.

     We have added disclosure on page 29 of the amended disclosure statement that discusses the Board of Directors’ determination of the initial public offering price range. Diamond Foods supplementally advises the Staff that no independent valuation of Diamond Foods has been prepared and no minimum initial public offering price has been set. In addition, please see Diamond Foods’ response to comment no. 34.

Effect of Conversion on the Rights of Members, page 39

48. Revise the second paragraph to refer instead to “material” differences. Also explain in further detail those instances in which stockholders will have fewer rights than they currently enjoy as members.

     We have revised the Form S-4 as requested.

     Kindly direct any comments or questions about the foregoing to the undersigned at (415) 875-2479 or, in my absence, to Horace L. Nash at (650) 335-7934.

Sincerely, /s/ William L. Hughes William L. Hughes

cc:	Mellissa Campbell Duru, Esq. Timothy Levenberg, Esq. Barry Stern Sandra Eisen Michael J. Mendes Seth Halio William Scott Ortwein, Esq. Horace L. Nash, Esq.